

BB 3/6

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SI[illegible] 02003414 [illegible]ES [illegible]E COMMISSION [illegible] 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8- 48311

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Knight Securities L.P.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Washington Boulevard
(No. and Street)

Jersey CIty, (City) New Jersey (State) 07310 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 04 2002 WASH. D.C. 143 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Cunningham 201-356-1784
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York, (City) New York (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 26 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3-22-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


KNIGHT
SECURITIES

OATH OR AFFIRMATION

STATE OF NEW JERSEY

COUNTY OF HUDSON

We, the undersigned officers of the firm of Knight Securities, L.P., affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Knight Securities, L.P., for the year ended December 31, 2001 are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Scott Littman
President

Robert Turner
Executive Vice President
Chief Financial Officer

Sworn to and subscribed
before me this
22 day of Feb, 2002

Notary Public

SHARON GAUTIER LOPEZ
Notary Public, State of New Jersey
No. 2271908
Qualified in Hudson County
Commission Expires February 7, 2008

Knight Securities, L.P. / Newport Tower / 525 Washington Boulevard / Jersey City, New Jersey 07310
201.222.9400 / fax 201.557.6853 / 800.544.7508 / www.knighttradinggroup.com / www.knight-sec.com

Knight Securities, L.P.

Statement of Financial Condition
December 31, 2001



SEC MAIL
RECEIVED
MAR 0 4 2002
143
WASH. D.C.
PROCESSING
SECTION

Knight Securities, L.P.
Statement of Financial Condition
Table of Contents



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Partners of
Knight Securities, L.P.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Knight Securities, L.P. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 16, 2002

Knight Securities, L.P.
Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 266,925,916
Securities owned, held at clearing broker, at market value	103,679,553
Receivable from clearing broker	50,806,743
Receivable from affiliates	43,222,460
Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization of $35,836,243	48,680,998
Other assets	22,086,205
Total assets	$ 535,401,875
Liabilities and Partners' Capital	
Liabilities	
Securities sold, not yet purchased, at market value	$ 108,177,222
Accrued compensation expense	18,696,180
Accrued payments for order flow	2,555,255
Accrued execution and clearance fees	7,235,521
Payable to affiliates	2,756,051
Accounts payable, accrued expenses and other liabilities	9,924,396
Total liabilities	149,344,625
Commitments and contingent liabilities (Notes 4 and 8)	
Partners' capital	386,057,250
Total liabilities and partners' capital	$ 535,401,875

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Description of the Business

Knight Securities, L.P. (the "Company"), a limited partnership organized in the state of Delaware, operates as a market maker in over-the-counter equity securities ("OTC securities"), primarily those traded on the Nasdaq Stock Market and on the OTC Bulletin Board. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's general partner is Knight Securities General, Inc. and its limited partner is Knight Securities Operations, Inc. The Company's ultimate parent is Knight Trading Group, Inc. ("KTG").

2. Significant Accounting Policies

Cash equivalents

Cash equivalents represent money market accounts, which are payable on demand, or short-term investments with an original maturity of less than 30 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Trading activities

Securities owned and securities sold, not yet purchased, which consist of OTC securities, are carried at market value and are recorded on a trade date basis.

Estimated fair value of financial instruments

Management estimates that the aggregate net fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Depreciation and amortization

Fixed assets are being depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are being amortized on a straight-line basis over the life of the applicable office lease. The Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes the software over its estimated useful life of three years.

Other

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Real estate reserves

It is the Company's policy to identify excess real estate capacity and where applicable, reserve against such future costs. In determining the reserve, a nominal cash flow analysis is performed, and the costs related to the excess capacity are reserved.

3. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements are composed of the following:

Computer hardware and software	$ 57,142,047
Leasehold improvements	23,385,299
Telephone system	4,635,806
Equipment	3,434,796
Furniture and fixtures	2,742,044
	91,339,992
Less: accumulated depreciation and amortization	(35,836,243)
Less: writedown of assets	(6,822,751)
	$ 48,680,998

4. **Commitments and Contingent Liabilities**

The Company leases office space under noncancelable operating leases, which contain certain escalation clauses whereby the rental commitments may be increased if certain conditions are satisfied and specify yearly adjustments to the lease amounts based on annual adjustments according to the Consumer Price Index. KTG has provided a letter of credit as a guarantee to one of the Company's leases.

The Company leases various computer equipment under noncancelable operating leases.

Future minimum rental commitments under such office and equipment leases are as follows:

	Office Leases	Other Leases	Total
Year ending December 31,			
2002	$ 11,982,556	$ 5,290,329	$ 17,272,885
2003	11,649,811	3,416,160	15,065,971
2004	10,851,491	2,346,696	13,198,187
2005	10,785,308	-	10,785,308
2006	8,397,648	-	8,397,648
Thereafter	130,740,207	-	130,740,207
	$ 184,407,021	$ 11,053,185	$ 195,460,206

The Company has been named as a defendant in legal actions. In addition, from time to time, the Company is a party to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, any adverse outcome with regard to these matters would not likely have a material adverse effect on the financial position of the Company.

5. **Significant Customers**

For the year ended December 31, 2001, one customer accounted for 12% of the Company's order flow, as measured in share volume.

6. Employee Benefit Plans

KTG sponsors a 401(k) Profit Sharing Plan (the "Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limitations.

Certain employees of the Company participate in KTG's stock option and award plan which provides for the issuance of KTG stock-related awards. It is KTG's policy to grant stock options at an exercise price not less than the market value of KTG common stock on the date prior to the grant date. KTG applies APB Opinion No. 25 and related interpretations in accounting for its stock option and awards plans and charges the Company on a current basis for its share of the related compensation cost, if any. Disclosures required by Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation, are included in the 2001 Annual Report of KTG.

7. Related Party Transactions

The Company pays an affiliate a fee for arranging transactions with European customers. The Company pays an affiliate a fee based on profits and overhead costs to manage certain investments. The Company pays a portion of the overhead costs of KTG. The Company pays an affiliate a fee for certain execution costs.

In the normal course of business, the Company makes short-term loans to affiliated companies for which the Company charges a rate of interest equivalent to the rate earned from cash equivalents. As of December 31, 2001 this rate was 2.25% and those loans amounted to $40.2 million.

8. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

As a market maker of OTC securities, substantially all of the Company's OTC securities transactions are conducted as principal with broker-dealer and institutional counterparties located in the United States. The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing broker. The clearing broker can rehypothecate the securities held. Additionally, pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. The Company's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business.

At December 31, 2001, the net payable for securities transactions that have not reached their contractual settlement date amounted to $2,479,355. Such amount was netted within the receivable to clearing broker on the Statement of Financial Condition.

Securities sold, not yet purchased, which are valued at market, represent obligations of the Company to purchase such securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

9. Net Capital Requirement

As a registered broker-dealer and a NASD member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $1 million or 6-2/3% of aggregate indebtedness, as defined.

At December 31, 2001, the Company had net capital of $238,903,385, which was $236,158,892 in excess of its required net capital of $2,744,493.